FOR IMMEDIATE RELEASE

Contact:

ATA Inc. Christensen Amy Tung, Acting CFO Call: +86 10 6518 1122 extension 5528 Email: ir@ata.net.cn	Kathy Li Call: +1 212 618 1978 Email: kli@christensenir.com
Yuanyuan Chen Call: +86 10 5971 2001 Email: ychen@christensenir.com

ATA Announces Share Repurchase Program

BEIJING, February 12, 2010 — ATA Inc. (“ATA”, NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced that its board of directors approved a share repurchase program, effective immediately, during its regular board meeting held on February 5, 2010.

Under the approved program, ATA is authorized to repurchase up to US$ 5 million of its issued and outstanding American Depositary Shares (“ADS”) from time to time in open-market transactions on NASDAQ at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow ATA to repurchase its ADSs during periods in which it may be in possession of material non-public information), or otherwise.

This share repurchase program will be in effect through March 31, 2011.

ATA’s board of directors will periodically review the share repurchase program and may authorize adjustments to the program’s terms and size. The board may also suspend or discontinue the repurchase program at any time.

The repurchases will be made subject to restrictions on price, volume, and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADS, and other factors.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, said, “Our board of directors implemented this share repurchase program to demonstrate its confidence in the long-term growth trend for ATA’s value and to repurchase ATA shares when it believes ATA’s market price is a relative bargain. This ADS repurchase program is consistent with our commitment to create additional value for our shareholders. Our ample cash position gives us the flexibility both to continue to execute our growth strategies and to implement the repurchase program.”

ATA expects to pay for the repurchases using internally available cash. As of December 31, 2009, ATA’s cash balance was Chinese RMB 255.3 million, equivalent to US$37.4 million.

ATA had 44.8 million common shares outstanding, approximately 11.6 million of which were represented by ADS (with each ADS representing two common shares), as of December 31, 2009.

About ATA Inc.

ATA is the leading provider of computer-based testing services in China. ATA offers comprehensive services for the creation and delivery of computer-based tests, based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.

ATA’s test center network comprised 1,977 authorized test centers located throughout China as of December 31, 2009. ATA believes it has the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure, and cost-effective manner.

ATA has delivered more than 33 million tests, including more than 23 million billable tests, since it started operating in 1999. During a single weekend in June 2008, using its test delivery platform, ATA delivered tests to approximately 470,000 test takers for the China Banking Association.

For further information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains “forward-looking statements,” including, among other things, statements regarding ATA’s anticipated repurchase of its ADS and the manner of such repurchases. ATA may repurchase all US$5 million of its ADS, no ADS, or any amount in between, depending on a number of factors, including the trading price of its ADS (which may be positively or negatively affected by the repurchase program), market conditions, determinations following the date of this announcement to use such funds for other purposes, or other reasons.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For a discussion of important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see the section entitled “Risk Factors” of our annual report on Form 20-F for the fiscal year ended March 31, 2009 filed with the Securities and Exchange Commission. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, after the date of this news release. Such information speaks only as of the date of this release.

Currency Convenience Translation

The translation of RMB amounts into U.S. dollars in this announcement is included solely for the convenience of readers and has been made at the rate of RMB 6.8259 to US$ 1.00, the noon buying rate as of December 31, 2009 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

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